Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF AUGUST 2, 2017

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for the fiscal ended December 31, 2015 (“2015 Annual Report”),filed with the SEC on August 30, 2016, as amended by Amendment No. 1 thereto and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2015 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2015 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place in 2014, Juan Manuel Santos was reelected as president of Colombia. The next presidential election is scheduled for May 2018.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht, which is still ongoing. To date no current or former public officials have been convicted.

Internal Security

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased from 16,440 in 2012 to 15,419 in 2013, 13,343 in 2014, 12,782 in 2015 and 12,357 in 2016. Incidents of kidnapping decreased from 305 in 2012 to 299 in 2013, 288 in 2014, 213 in 2015 and 207 in 2016. Incidents of terrorism decreased from 894 in 2012 to 890 in 2013, 763 in 2014, 443 in 2015 and 212 in 2016. From January to June 2017, homicides decreased by 6.1% to 5,739 from 6,110 reported in the same period in 2016. From January to June 2017, kidnappings decreased by 12.9% to 101 from 116 during the same period in 2016 and incidents of terrorism decreased by 42.2% to 78 from 135 in the same period in 2016.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the Revolutionary Armed Forces of Colombia (“FARC”). The agreement established a procedure that aimed to end the armed conflict. The proposed peace process included an agenda with five concrete points, each of which was subject of a subsequent agreement between the Government and the FARC. The five points were: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combatting drug trafficking; and (v) the rights of the victims. The agreement did not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway and continued in Havana, Cuba.

On January 25, 2016, the United Nations Security Council approved the establishment of a political mission in Colombia for 12 months following the entry into a final peace agreement by the Government of Colombia and the FARC. The mission’s purpose would be to monitor disarmament under a peace agreement between the Government and the FARC. The mission would be made up of unarmed international observers responsible for the verification of a definitive bilateral ceasefire, cessation of hostilities and laying down of arms and forming part of the compliance mechanism that the parties included in the final peace agreement. The mission would be headed by a special representative of the Secretary-General of the United Nations.

On June 23, 2016, the Government and the FARC announced an agreement to enter into a definitive ceasefire and disarmament of FARC. The agreement also included security guarantees and measures to combat criminal organizations that commit crimes against social, political and human rights groups, especially criminal organizations that are successors to paramilitary groups, and groups that threaten the peace agreement.

The objective of the ceasefire and disarmament was to end offensive operations between the Colombian army and the FARC, in order to create the conditions for the execution of a final peace agreement and to the reincorporate FARC to civil society. The final agreement contemplates that the FARC militias will leave their camps and relocate to 23 transitory zones and 8 base camps in order to start their reincorporation to civil society. The process is being monitored by the Government, the FARC and the previously described mission of the United Nations.

On August 24, 2016, a final peace agreement was reached between the Government and the FARC. The agreement detailed the five fundamental points to terminating conflict, corresponding to the five concrete agenda points established in 2012: (i) a final ceasefire and disarmament and bilateral end to hostilities; (ii) protection of victim’s rights and a Special Jurisdiction for Peace, which will include a tribunal, the Tribunal for Peace, to prosecute those who committed crimes related to, and on either side of, the conflict; (iii) an investment plan for rural areas and peasant farmers, (iv) reincorporation of members of FARC into civil and political life and (v) a successful fight against the drug trafficking.

On September 26, 2016, President Santos and the leader of FARC Rodrigo Londoño Echeverri, a.k.a. Timochenko, executed the peace agreement in Cartagena, Colombia, in the presence of representatives of the international community, including the guarantor countries and the Secretary General of the United Nations. The peace agreement was subject to, and was rejected by, a plebiscite that took place on October 2, 2016. As a result, President Santos reopened negotiations with the FARC and the plebiscite opposition with the goal of revising the final version of the peace agreement.

On September 27, 2016, President Santos announced the possibility of a public phase of peace dialogues with the National Liberation Army (“ELN”), provided that the ELN release the hostages it still holds. President Santos further mentioned that the Government and the ELN have agreed on the agenda of the negotiations.

On October 10, 2016, the Government announced the installation of the public phase of negotiations with the ELN. The delegations of the Government and the ELN have agreed: (i) to install a public negotiation table in Quito, Ecuador on October 27, 2016; (ii) that the agenda of talks will begin with a discussion of the participation of society in building peace; and (iii) to start the process of releasing kidnapped / retained persons by October 27, 2016. In addition, each party must, from October 27, 2016, engage in other humanitarian actions and dynamics to create a favorable environment for peace. On January 14, 2017, the delegations of the Government and the ELN attended a meeting in Ecuador to discuss the sequence of events for peace negotiations. On June 6, 2017, the delegation of the Government and the ELN agreed to: (i) create a team for the education and communication of peace, in order to promote the culture of peace through the generation of trust and credibility, which will support the dialogues and agreements that may be reached, (ii) a “group of countries for support and cooperation” which will consist of Germany, the Netherlands, Italy, Sweden and Switzerland, and (iii) the establishment of the financing fund for the table of talks between the Government and the ELN.

On October 21, 2016, delegations from the Government and the FARC returned to Havana, Cuba, to continue the dialogue and to address several of the concerns of the plebiscite opposition. On November 24, President Santos and the leader of the FARC, Rodrigo Londoño Echeverri, executed a new peace agreement in Bogota. The new agreement included changes that addressed some of the plebiscite opposition’s concerns, including: (a) revisions to the treatment of drug traffic offenses, including lowering the amnesty from prosecution from two years to one; (b) several changes to the Tribunal for Peace, including judicial review of the decisions by Colombian courts and modifications to the Tribunal’s composition, from one partially composed of international jurists to one composed only of Colombian jurists; (c) the requirement that FARC provide a list of its assets to be used in reparations for victims; and (d) lowering the amount of funds the political movement of FARC will receive in the four years after the agreement. Former FARC members will still be allowed participation in Congress. On November 30, 2016, Congress approved the peace agreement. In December 2016, Colombia’s Constitutional Court approved the revised peace agreement and declared constitutional the ratification of the agreement by Congress through a “fast track” legislative process, which reduces the number of legislative sessions required, prevents efforts to amend elements of the peace agreement and removes the need to have the peace agreement approved by another plebiscite. The peace agreement contains a timeline for implementation of certain provisions of the agreement based on the number of days from the day the agreement went into effect, referred to as the D-day. Certain actions were taken as early as D+1 and others, such as disarmament of FARC, were contemplated to be completed by D+180, or 180 days after the agreement went into effect.

On December 10, 2016, President Santos, accompanied by a group of victims of the armed conflict in Colombia, received the Nobel Peace Prize. In January 2017, the National Commission of Security Guarantees was created in order to monitor and dismantle criminal organizations that threaten social leaders and the implementation of the Peace Agreement. In February 2017, 6,934 members of the FARC arrived at the 26 concentration areas situated across the country to begin the disarmament process. In March 2017, the Congress approved the legislative act which institutes the Integral System of Truth, Justice, Reparation and Non-Repetition. This act also creates the Special Peace Jurisdiction, which is the judicial component of the system. On June 2017 members of the FARC finished the disarmament process, having the United Nations acting as observer in the process. On July 10, 2017, President Santos signed a presidential decree which granted amnesty to 3,252 members of the FARC convicted of political crimes. In total 7,400 members of the FARC have received amnesty, 6,005 by decree and 1,400 through the courts.

On May 5, 2017, the United States President signed an economic assistance bill that ensures Colombia will receive the U.S. $450 million that was pledged last year in commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian Government with its ongoing war on drugs. The assistance will be allocated by Colombia to fund peace efforts called “Paz Colombia”.

Other Domestic Initiatives

On November 22, 2013, a law on infrastructure was passed. The main purpose of the law is to establish a regulatory framework and provide tools for improving the country’s transportation infrastructure. It seeks to make the approval and execution process for transportation infrastructure more efficient through structures that will support and facilitate the development of a modern transport network for the country. With the infrastructure plan, the Government hopes to build 1,300 km of new roads from 2014 to 2018. Upon completion, Colombia is projected to have a total of 3,262 km of paved roads, a significant increase from the current total of 1,962 km. The Government’s strategy is based on increasing private sector involvement in road projects, thereby implementing the fourth generation (“4G”) plan to improve the competitiveness of the country’s domestic network of roads.

On December 23, 2014, President Santos signed Law 1,739 of 2014. The law seeks to maintain the growth of the Colombian economy through infrastructure development and social programs and achieve a balance between taxes on wealth and income without adversely affecting the middle class or small and medium size companies. The key provisions of the tax law included: (i) a temporary wealth tax on those with net assets above Ps. 1 billion effective as of January 1, 2015; (ii) a permanent increase on the Business Contribution to Equality (Impuesto Sobre la Renta Para la Equidad, or “CREE”) from 8% to 9% starting in 2015; (iii) a temporary income tax surcharge of the CREE for a company’s earnings above Ps. 800 million, which surcharge will be 5% for 2015, 6% for 2016, 8% for 2017 and 9% for 2018; (iv) postponing the elimination of the tax on financial transactions, the Gravamen a los Movimientos Financieros (“GMF”), to 2019, at which point it will gradually be reduced by 1 percentage point each year until its elimination in 2022; (v) a tax deduction for investments in innovation; (vi) an extension of a subsidy in energy services (gas and electric) for the poor; and (vii) the creation of a Tax Expert Commission, Comisión de Expertos para la Equidad y la Competitividad Tributaria, which will propose reforms to make the Colombian tax system more equitable and efficient. The tax reform took effect on January 1, 2015.

On June 9, 2015 Congress approved Law 1,753, through which the Government has implemented the National Development Plan (“PDN”) for the period 2014 to 2018. The three main pillars of the PDN are (i) peace, reflecting the Government’s political will to commit to sustainable peace; (ii) equity, in order to focus on human development with opportunities for all; and (iii) education, which the plan considers as the most powerful instrument for social equality and economic growth. Additionally, there are five cross strategies that are meant to implement the three pillars: (i) competitiveness and strategic infrastructure; (ii) social mobility; (iii) transformation of the countryside (which includes initiatives on land access and distribution and improvement of the socio-economic condition of those living in rural areas); (iv) security, justice and democracy for peace building; and (v) good governance. Additionally, there is an evolving strategy, green growth, which includes as objectives the growth of sustainable development, lowering of carbon emissions, protecting the environment and planning for natural disasters and the effects of climate change.

On January 13, 2016, the Government sold 100% of its ownership interests in the power generation company, Isagen (57.6% of its total outstanding shares). The winning bidder in the auction process was the Canadian investment fund Brookfield Asset Management. The total purchase price for the Government’s ownership interest was Ps. 6.5 trillion. The Government stated that the proceeds of the sale will be used to finance part of the 4G roadway infrastructure projects. To this end, the Government has approved the use of Ps. 1 trillion of the sale proceeds to capitalize the National Development Fund (“FDN”) in order to support the financing of 4G road projects.

On June 21, 2016, the FDN issued a private offering of Ps. 2.5 trillion of its subordinated bonds to the National Treasury. The National Treasury purchased the bonds through its Special Account of the National Fund for Development and Infrastructure (Cuenta especial FONDES) with proceeds from the sale of Isagen. The proceeds of the sale of the bonds issued by the FDN will be used to fund development projects. The amount received by the FDN as proceeds for the issuance is in addition to the Ps. 1 trillion of proceeds from the sale of Isagen previously authorized to capitalize the FDN.

On December 29, 2016, President Santos signed into law the Structural Tax Reform that includes the following main reforms: (i) anti-evasion measures; (ii) a unified and reduced corporate income tax of 33% starting in 2019; (iii) elimination of certain personal taxes, such as the alternative minimum tax (IMAN) and the simplified minimum tax (IMAS); (iv) implementation of the monotax (MONOTRIBUTO) on small businesses with special tariffs; (v) an increase in the overall rate of the value added tax to 19% from 16%; and (vi) a tax on carbon emissions from fossil fuels.

On July 24, 2017, President Santos launched the “Development Plan with Territorial Approach” which seeks to implement a comprehensive rural reform in 170 of the municipalities that were most affected by the armed conflict in the country. This initiative involves the participation of around 250,000 people, and includes territorial entities, ethnic authorities, communities, social, communal and community organizations and the private sector.

Foreign Affairs and International Organizations

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed the borders due to alleged violence and smuggling. Certain Colombian citizens who had been living in Venezuela in the areas affected by the state of emergency have been since deported. On September 7, 2015, President Santos signed Decree No. 1770 of 2015, which placed 40 municipalities in seven departments near the border in a state of economic, social and ecological emergency as a response to the border crisis. The decree provides the government with the authority to act in several areas in order to relieve the effects of the border closing. On August 11, 2016, the governments of Venezuela and Colombia agreed to reopen the border in a gradual, orderly and controlled manner. This process began with the opening of five access points between the two countries: the Simón Bolívar and La Unión bridges, in Norte de Santander; the José Antonio Páez bridge, in Arauca; Paraguachón, in La Guajira and Puerto Carreño, in Vichada, helping to improve the situation of trade, health and combat smuggling. On December 13, 2016, the government of Venezuela announced unilaterally the closure of the border with Colombia for a period of 72 hours.

Economy

Gross domestic product

Real GDP grew by 4.0%, 4.9% and 4.4% in 2012, 2013 and 2014, respectively. Based on preliminary figures, real GDP grew by 3.1% in 2015 and 2.0% in 2016. According to preliminary figures, in 2016 real GDP grew 2.7% during the first quarter, 2.5% during the second quarter, 1.1% during the third quarter, and 1.6% during the fourth quarter, compared to the same quarters in 2015. According to preliminary figures, real GDP grew 1.1% during the first quarter of 2017.

According to preliminary figures, during the first quarter 2017, the sectors that experienced the greatest real growth over the same quarter in 2016 were agriculture, livestock, fishing, forestry and hunting (7.7%), financial institutions, real estate and business services (4.4%), and VAT not deductible (3.7%). The sectors that experienced the greatest decrease were mining (-9.4%) and construction (-1.4%).

The services sector has traditionally been the largest sector of the Colombian economy. According to preliminary figures, in 2016, the services sector increased by 2.82% in real terms and represented 55.6% of GDP. The manufacturing sector increased by 3.0% in real terms in 2016 and represented approximately 11.2% of GDP in 2016. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 0.5% in real terms in 2016, and the sector accounted for 6.0% of GDP in 2016. Construction activity grew by 4.1% in real terms in 2016 and accounted for 7.4% of GDP in 2016. Mining (including oil), decreased by 6.5% in real terms in 2016 and represented 6.4% of GDP in 2016. Electricity, gas and water grew by 0.1% in real terms in 2016 and represented 3.4% of GDP in 2016.

Impact of Oil Prices

The mining sector (including oil) was a significant contributor to the Colombian economy and is a principal source of exports. The mining sector grew 5.0% in real terms in 2013, contracted 1.2% in real terms in 2014, grew by 0.2% in real terms in 2015 and contracted 6.5% in real terms in 2016. According to the preliminary figures, the mining sector contracted 9.4% during the first quarter of 2017. Oil and its derivatives accounted for 55.2% of total exports in 2013, 52.8% of total exports in 2014, 40.4% of total exports in 2015 and 33.2% in 2016. According to preliminary figures, oil and its derivatives accounted for 33.5% of total exports from January to June 2017. On June 14, 2017, the Government published its medium-term fiscal framework, which reflects the Government’s expectation that the fall in oil prices will result in a shortfall in mining and energy industry revenues of approximately 0.2% of GDP. As a result, the fiscal rule advisory council (Comite Consultivo de la Regla Fiscal) anticipates there will be an increase in the Central Government fiscal deficit to 3.6% of GDP for 2017. The Central Government expects to meet the deficit level allowed under the Fiscal Rule for 2017 through a spending increase of 0.1% of GDP and increases in non-oil revenues of 0.6% of GDP. See “Public Sector Finance—General” in the 2015 Annual Report for more information on the results of a review of the Government’s financial plan for 2015 and the impact of oil prices.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 6.0% of GDP in 2016, as compared to 7.0% in 2015. Mining sector production increased in 2015, recording a growth in real terms of 0.2% as compared to a contraction of 1.2% in 2014. According to preliminary figures, mining sector production decreased in the first quarter of 2016 by 4.6%, 6.8% in the second quarter, 6.5% in the third quarter and 8.3% in the fourth quarter. During the first quarter of 2017 mining sector production decreased 9.4%, mainly to the 12.3% decrease in the price of crude oil and natural gas.

Services

In 2010, the Government set a goal of quadrupling the number of internet broadband connections from 2.2 million to 15.3 million by May 2017 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. At the end of 2015, the number of internet broadband connections exceeded the target, reaching a total of 12,436,603 broadband subscribers, compared to 9,891,506 broadband subscribers recorded at the end of 2014. At the end of the fourth quarter of 2016, the number of internet broadband subscribers increased to 15,306,066. As of May 2017, the number of internet broadband subscribers was approximately 15.3 million.

Role of the State in the Economy

In 2016, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”) and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2016(1)	Total Liabilities on Dec. 31, 2016(1)	Net Profits for 2016(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2016
	(millions of U.S. dollars)
Ecopetrol S.A.	$40,426	$25,323	$788	$0
ISA	12,836	7,200	700	0
Medellín Metro	1,457	2,066	51	29

(1)	Audited. Converted into U.S. dollars at the rate of Ps. 3,000.7/$1.00, the representative market rate on December 31, 2016
(2)	Converted into U.S. dollars at the rate of Ps. 3,051.0/$1.00, the average representative market rate for January-December 2016.

Source: Directorate of Banking Investment – Ministry of Finance and Public Credit

Ecopetrol S.A. reported a net profit of approximately Ps. 1.6 trillion in 2016, as compared with a reported net loss of approximately Ps. 3.9 trillion in 2015, mainly due to efficiencies and structural cost savings. Total savings and efficiencies in 2016 amounted to Ps. 2.47 trillion. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 10.0 trillion in 2016, as compared to Ps. 18.1 trillion in 2015. The principal sources of Ecopetrol S.A.’s contribution to public sector revenues during 2016 were approximately Ps. 3.7 trillion in royalties, Ps. 836,850 trillion in dividends paid with respect to profits earned in 2016 and Ps. 2.2 trillion in income taxes.

ISA’s net profit in 2016 totaled Ps. 764 billion, as compared to Ps. 701.5 billion in 2015 .

Medellín Metro registered a net profit of Ps. 154.2 billion in 2016 as compared to a net profit of Ps. 69.7 billion in 2015, mainly due to accounting changes from the implementation by Medellín Metro of International Financial Reporting Standards (“IFRS”).

Environment

The Plan Nacional de Desarrollo approved in June 2015 now includes as one of the six strategies of the Government, Crecimiento Verde (Green Growth), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

On June 16, 2017, Colombia’s congress unanimously ratified the Paris Agreement to reduce greenhouse gas emissions.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2012 through June 2017, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2012	2013	2014	2015	2016	2017
January	12.5%	12.1%	11.1%	10.8%	11.9%	11.7%
February	11.9	11.8	10.7	9.9	10.0	10.5
March	10.4	10.2	9.7	8.9	10.1	9.7
April	10.9	10.2	9.0	9.5	9.0	8.9
May	10.7	9.4	8.8	8.9	8.8	9.4
June	10.0	9.2	9.2	8.2	8.9	8.7
July	10.9	9.9	9.3	8.8	9.8	—
August	9.7	9.3	8.9	9.1	9.0	—
September	9.9	9.0	8.4	9.0	8.5	—
October	8.9	7.8	7.9	8.2	8.3	—
November	9.2	8.5	7.7	7.3	7.5	—
December	9.6	8.4	8.7	8.6	8.7	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2012		2013		2014		2015		2016		2017
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	45.3%	68.7%	44.8%	68.3%	45.3%	68.3%	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%
Second Quarter	47.6	69.3	47.5	68.7	47.8	69.2	48.7	69.9	48.4	69.2	—	—
Third Quarter	46.4	69.2	47.5	69.2	48.1	69.5	48.4	69.4	47.7	69.4	—	—
Fourth Quarter	47.5	70.8	48.5	71.2	49.2	71.6	49.7	72.0	49.5	71.1	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.9%	16.9%	17.2%	18.0%
Mining and quarrying	0.9%	1.3%	1.4%	0.9%
Manufacturing	13.0%	13.2%	12.3%	12.9%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.6%
Construction	6.2%	5.9%	5.8%	6.1%
Retail, hotels and restaurants	26.6%	26.9%	26.6%	26.9%
Transport, storage and communications	8.6%	8.1%	8.7%	7.9%
Financial intermediation	1.4%	1.2%	1.2%	1.2%
Real estate, renting and business activities	6.2%	6.5%	7.2%	6.9%
Community, social and personal services	18.6%	19.6%	19.1%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.7%	16.1%	16.7%	17.0%
Mining and quarrying	1.2%	1.1%	1.3%	0.6%
Manufacturing	11.8%	12.7%	11.6%	12.0%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	5.5%	5.5%	5.8%	6.4%
Retail, hotels and restaurants	27.8%	27.1%	27.3%	27.6%
Transport, storage and communications	8.6%	8.6%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	7.2%	7.1%	7.1%	6.9%
Community, social and personal services	18.4%	20.1%	20.0%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Retail, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	—	—	—
Mining and quarrying	0.8%	—	—	—
Manufacturing	11.5%	—	—	—
Electricity, gas and water supply	0.5%	—	—	—
Construction	6.1%	—	—	—
Retail, hotels and restaurants	27.8%	—	—	—
Transport, storage and communications	8.5%	—	—	—
Financial intermediation	1.4%	—	—	—
Real estate, renting and business activities	8.1%	—	—	—
Community, social and personal services	19.2%	—	—	—
Total	100.0%	—	—	—

Source: DANE. Calculations: Ministry of Finance.

Poverty

In September 2011, the Departamento Nacional de Planeación (“DNP”) released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated, following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line—

(Annual))

2012	32.7%
2013	30.6%
2014	28.5%
2015	27.8%
2016	28.0%

(1)	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty. Households whose monthly income per-capita was lower than Ps. 241,673 for 2016, Ps. 223,638 for 2015, Ps. 211,807 for 2014, Ps. 206,091 for 2013 and Ps. 202,083 for 2012 were considered to be living in poverty. Households whose per-capita income was lower than Ps. 114,692 for 2016, Ps. 102,109 for 2015, Ps. 94,103 for 2014, Ps. 91,698 for 2013, and Ps. 91,207 for 2012 were considered to be living in extreme poverty.

Source: DANE.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” in the 2015 Annual Report. Also in 1993, legislation created a decentralized health care system with the goal, in the long term, to provide subsidized care to the entire population.

Health Care Reform

On February 16, 2015, President Santos and Health Minister Alejandro Gaviria signed Law 1,751, which establishes health as an autonomous fundamental right. Under the law, the provision of emergency services becomes mandatory, eliminating any requirement for authorization prior to treatment. The law also provides that administrative or economic reasons cannot interrupt a patient’s care. Additionally, it establishes a cap on medicine prices based on international reference prices.

Other Government Initiatives to Combat Poverty

Among the initiatives that the Government has undertaken to alleviate poverty in Colombia is a program called “De cero a siempre”, which seeks to promote and ensure children’s comprehensive development from conception until the age of six. Furthermore, the Government has continued to develop the “Families in Action” program, a monetary transfer program that seeks to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. The Government has also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

On May 28, 2015, President Santos presented a program called “Plan de Impulso a la Productividad y el Empleo” (“PIPE 2.0”). This plan seeks to stimulate the economy and mitigate the impact of the economic slowdown. This initiative seeks to generate investment in cross-sectors such as infrastructure, education, public works, housing, industry and mining. It included almost Ps. 17 trillion of investments.

On July 6, 2015, President Santos signed into law the Anti-Smuggling Act, intended as an effective tool to preserve formal employment and prosecute money laundering. This law increases penalties and fines, and gives more powers to the police and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”) to combat smuggling.

On June 21, 2016, President Santos enacted into the “Red Unidos” act which established a network aimed at the reduction of extreme poverty. The network is made up of the entities of the state that provide social services aimed at the population in extreme poverty, mayors, governors, the private sector, and the beneficiaries of welfare.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to preliminary figures, Colombia’s current account registered a U.S. $12,236 million deficit in 2016, compared to a U.S. $18,642 million deficit in 2015. The decrease in the current account deficit was mainly due to a decrease in imports of goods and services.

The financial account registered a U.S. $12,818 million deficit in 2016, compared to a U.S. $18,096 million deficit in 2015. The decrease in the deficit was mainly caused by an increase in portfolio investment and other investment accounts

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $3,182 million for the first quarter of 2017, compared to a deficit of U.S. $3,546 million for the same period in 2016. The financial account registered a deficit of U.S. $2,858 million for the first quarter of 2017, compared to a U.S. $3,698 million deficit for the same period in 2016. The decrease in the deficit in 2017 compared to 2016 was due to a decrease in imports compared to exports.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,					For the First quarter Ended March 31,
Account	2012	2013	2014	2015	2016	2016	2017
	(in Millions of U.S. Dollars)
Current Account	(11,365)	(12,501)	(19,611)	(18,642)	(12,236)	(3,546)	(3,182)
Credit (Exports)	77,854	76,936	73,827	56,426	53,075	11,560	13,834
Debit (Imports)	89,219	89,438	93,439	75,068	65,312	15,106	17,016
Goods and Services	(1,185)	(3,158)	(11,858)	(18,543)	(13,008)	(3,758)	(2,648)
Credit (Exports)	68,049	67,305	64,058	45,699	41,389	9,004	10,877
Debit (Imports)	69,234	70,463	75,916	64,243	54,398	12,763	13,525
Goods	4,956	3,181	(4,640)	(13,774)	(9,858)	(3,050)	(2,025)
Credit (Exports)	61,604	60,282	56,899	38,275	33,381	7,117	8,862
Debit (Imports)	56,648	57,101	61,539	52,050	43,239	10,167	10,887
Services	(6,141)	(6,340)	(7,218)	(4,769)	(3,151)	(708)	(623)
Credit (Exports)	6,445	7,022	7,159	7,424	8,008	1,887	2,016

	For the Year ended December 31,					For the First quarter Ended March 31,
Account	2012	2013	2014	2015	2016	2016	2017
	(in Millions of U.S. Dollars)
Debit (Imports)	12,586	13,362	14,378	12,193	11,159	2,596	2,638
Primary Income	(15,013)	(14,230)	(12,375)	(5,528)	(5,074)	(1,154)	(1,927)
Credit (Exports)	3,851	3,624	3,997	4,484	4,991	1,008	1,327
Debit (Imports)	18,863	17,854	16,373	10,012	10,064	2,162	3,254
Secondary Income	4,833	4,887	4,622	5,430	5,846	1,367	1,393
Credit (Exports)	5,954	6,007	5,771	6,243	6,696	1,547	1,630
Debit (Imports)	1,121	1,120	1,150	814	850	180	236
Financial Account	(11,552)	(11,738)	(19,332)	(18,096)	(12,818)	(3,698)	(2,858)
Direct Investment	(15,646)	(8,557)	(12,265)	(7,514)	(9,171)	(3,734)	(1,799)
Net Acquisition of Financial Assets	(606)	7,652	3,899	4,218	4,516	969	716
Equity and Investment Fund Share	(557)	7,468	2,935	5,283	4,976	912	700
Debt Instruments	(49)	184	963	(1,065)	(459)	57	17
Net Incurrence of Liabilities	15,039	16,209	16,164	11,732	13,687	4,703	2,515
Equity and Investment Funds Share	13,800	13,841	13,672	9,726	9,012	3,604	1,949
Debt Instruments	1,239	2,368	2,493	2,006	4,675	1,099	566
Portfolio Investment	(4,769)	(7,438)	(11,565)	(10,283)	(3,716)	(815)	77
Net Acquisition of Financial Assets	2,586	3,635	7,096	(475)	5,192	1,353	2,059
Equity and Investment Fund Share						(3,546)	(3,182)
Debt Securities	2,586	3,635	7,096	(475)	5,192	11,560	13,834
Net Incurrence of Liabilities	7,356	11,073	18,661	9,808	8,908	15,106	17,016
Equity and Investment Fund Share	3,455	1,921	3,594	2,419	692	(3,758)	(2,648)
Debt Securities	3,901	9,152	15,067	7,389	8,215	9,004	10,877
Financial Derivatives and Options to Purchase Shares Employees	(514)	118	608	1,956	(624)	12,763	13,525
Net Acquisition of Financial Assets	(581)	(74)	(323)	(223)	(802)	(3,050)	(2,025)

	For the Year ended December 31,					For the First quarter Ended March 31,
Net Incurrence of Liabilities	(67)	(192)	(932)	(2,179)	(179)	7,117	8,862
Other Investments	3,971	(2,808)	(547)	(2,670)	527	10,167	10,887
Net Acquisition of Financial Assets	1,736	2,286	1,728	703	2,307	(708)	(623)
Net Incurrence of Liabilities	(2,235)	5,094	2,275	3,373	1,780	1,887	2,016
Reserve Assets	5,406	6,946	4,437	415	165	2,596	2,638
Net Errors and Omissions	(187)	763	279	546	(582)	(1,154)	(1,927)
Memorandum of the Financial Account Excluding Reserve Assets	(16,958)	(18,685)	(23,769)	(18,511)	(12,983)	1,008	1,327

(1)	Data for 2017, 2016 and 2015 are preliminary and data for 2014, 2013 and 2012 are revised.

(2)	The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.
(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)	Non-financial corporations are corporations whose principal activity is the production of goods or non- financial market services. This category includes legally established companies, branches or non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and non-financial services.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 13% in 2016 compared to 2015 principally due to a decrease of 28% in external sales of oil and its derivatives and due to a decrease of 24% in volume of sales of coal and industrial product sales. Nontraditional exports, including emeralds, decreased by 2% from $13,935 million in 2015 to $13,627 million in 2016. Among industry exports, the largest decreases were textile and apparel (including leather, leather products and plastic) which decreased by 16.5%, and paper and its byproducts, which decreased by 24.1%. According to DANE and Banco de la República, exports in 2016 totaled approximately $31,394 million, including oil and its derivatives (33% of total exports), coal (15% of total exports), coffee (8% of total exports), nickel (1% of total exports) and nontraditional exports (43% of total exports).

According to preliminary figures supplied by DANE and the DIAN, exports of goods totaled $14,669 million during the first quarter of 2017, representing a 25% increase as compared to the same period in 2016. During the same period, traditional exports increased by 40%. This increase in traditional exports was primarily caused by the increase in exports of coal. Non-traditional exports increased by 7%.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2012	2013	2014(1)	2015(1)	2016(1)
United States	36.3	31.4	25.9	27.6	31.9
Netherlands	4.8	5.5	6.6	6.7	6.2
Panama	3.2	3.4	3.4	4	3.9
Ecuador	4.2	3.9	3.9	4.2	3.9
Spain	4.9	4.9	6	4.4	3.7
China	5.6	8.7	10.5	6.3	3.6
Peru	2.6	2.2	2.2	3.2	3.4
Brazil	2.1	2.7	3	3.3	3.2
Switzerland	1.4	1.5	1.7	2.6	3
Chile	3.6	2.7	1.8	2.1	2.2
Venezuela	4.3	3.8	3.6	3	2
United Kingdom	1.9	1.9	2	1.8	1.6
India	2.3	5.1	5	1.5	0.7
Others	22.8	22.5	24.5	29.3	31
	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary

Source: DANE.

Merchandise Imports to Major Trading Partners

	2012	2013	2014(1)	2015(1)	2016(1)
United States	33.1	34.7	34.2	34.7	31.5
China	6	6	6.6	6.9	7.5
Panama	5.8	5.6	4.9	5.5	5.3
Mexico	8	5.9	5.5	4.7	4.9
Brazil	3.7	3.6	3.6	4	4.2
South Korea	3.1	3.3	3.6	3.7	3.9
Germany	3.3	3.5	3.1	3.5	3.6
Switzerland	3.1	2.8	3	3.1	3.5
Ecuador	1.2	1.1	2.6	3.5	3.2
Japan	2.6	1.9	2.1	2.2	2.5
Spain	1.9	2	1.9	2.1	2.3
Chile	2.4	2.3	2.3	2.4	1.9
Uruguay	1.5	1.4	1.9	1.5	1.8
Others	24.3	25.9	24.4	22.2	24
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Source: National Directorate of Customs and Taxes.

The major trading partners of Colombia classified by exports are the United States, Panama and Netherlands.

Exports to the United States were $9.9 billion in 2016, as compared to $9.8 billion in 2015. According to preliminary figures, exports to the United States were $4.2 billion for the period from January to May 2017 compared to $4.0 billion in the same period from 2016.

Exports to Panama were $1.9 billion in 2016, compared to $2.3 billion in 2015. According to preliminary figures, exports to Panama were $1.2 billion for the period from January to May 2017 compared to $0.5 billion in the same period in 2016. The 6.5% increase in exports to Panama in 2017 compared to the previous year was mainly due to a 41.8% increase in exports of refined petroleum products and mineral products.

Exports to Netherlands were $1.2 billion in 2016, as compared to $1.5 billion in 2015. The 19.0% decrease in exports to Netherlands in 2016 compared to the previous year was mainly due to a 24.6% decrease in the export of refined petroleum products. According to preliminary figures, exports to Netherlands totaled $0.5 billion for the period from January to May 2017.

Colombia’s major trading partners classified by imports are the United States, China and Mexico. Imports from the United States were $11.8 billion in 2016, as compared to $15.5 billion in 2015. In 2016, imports from the United States decreased by 23.4% compared to 2015 mainly as a result of a 36.9% decrease in imports of oil, minerals, refined petroleum products and related products. According to preliminary figures, imports from the United States were $5.5 billion for the period from January to May 2017.

Imports from China were $8.6 billion in 2016, as compared to $10.0 billion in 2015. In 2016, imports from China decreased by 14.0% as compared to 2015 mainly as a result of a 24.8% decrease in imports of cell phones, laptop computers and other electronic devices. According to preliminary figures, imports from China for the period from January to May 2017 totaled $3.2 billion.

Imports from Mexico were $3.4 billion in 2016, as compared to $3.8 billion in 2015, representing a decrease of 11.5%. According to preliminary figures, imports from Mexico totaled $1.4 billion for the period from January to May 2017.

Monetary System

Financial sector

As of May 31, 2017, Colombia’s financial sector had a total gross loan portfolio of Ps. 417.6 trillion compared to Ps. 416.6 trillion as of May 31, 2016. Past due loans totaled Ps. 17.6 trillion as of May 31, 2017, Ps.13.1 trillion as of May 31, 2016 and Ps. 10.65 trillion as of May 31, 2015. Past due loans were 4.2% of total loans as of May 31, 2017, 3.2% of total loans as of May 31, 2016 and 3.1% as of May 31, 2015. Provisions as a percentage of past due loans were 123.5% as of May 31, 2017 and 143.6% as of May 31, 2016.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 16.1% of risk-weighted assets as of May 31, 2017 and risk-weighted assets increased from Ps.418,965 trillion as of May 31, 2016 to Ps. 441,664 trillion as of May 31, 2017.

The following table shows the results of the financial sector as of and for the 12 months ended May 31, 2017:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the 12 months ended,

May 31, 2017)

	Assets	Liabilities	Net Worth	Earnings
Banks(1)	Ps. 591,546,327	Ps. 511,696,912	Ps. 79,849,415	Ps. 3,656,618
Non-Banking Financial Institutions(2)	62,696,917	39,194,068	23,502,848	579,460

Total	Ps. 654,243,243	Ps. 550,890,980	Ps. 103,352,263	Ps 4,236,078

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2016 was 5.75% compared to 6.77% in 2015. The 12-month change in the CPI as of June 2017 was 3.99% The increase in the consumer inflation in the last twelve months was mainly due to an increase in prices of education (7.4%), healthcare (7.4%) and communication (7.18%).

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2016 was 2.2% compared to 2015. As of June 30, 2017, the year-over-year PPI was (2.1%). The decrease in the year- over-year PPI was mainly due to a decrease in prices of the agriculture of (7.7%) and mining (9.0%)

In February 2015, DANE introduced a new methodology for calculating the “PPI” based on recommendations from the IMF, the OECD and Banco de la República. While the old methodology measured the average monthly change in prices of a basket of domestic supply of goods in the first stage of commercialization, including goods produced and sold by national companies and importers, the new methodology measures the average monthly change in prices of a basket of goods produced domestically. The new methodology has been applied to figures beginning in January 2015.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.1% in 2014 to 4.6% in 2015. The average DTF for 2016 was 6.8%. As of June 30, 2017, the average DTF was 6.5%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2011	3.7	5.5	4.2
2012	2.4	(3.0)	5.4
2013	1.9	(0.1)	5.1
2014	3.7	6.0	4.3
2015	6.8	5.5	5.2
2016
January	7.5	5.3	5.7
February	7.6	5.7	6.3
March	8.0	6.2	6.4
April	7.9	5.8	6.7
May	8.2	7.1	6.8
June	8.6	6.9	6.9
July	9.0	5.9	7.3
August	8.1	2.6	7.2
September	7.3	2.4	7.2
October	6.5	3.7	7.1
November	6.0	5.2	7.0
December	5.8	2.2	6.9
2017
January	5.5	2.7	6.9
February	5.2	1.6	6.8
March	4.7	1.1	6.7
April	4.7	1.0	6.5
May	4.4	(0.7)	6.2
June	4.0	(2.1)	6.0

(1)	Percentage change over the previous 12 months at the end of each month indicated, except for 2015, 2016 and 2017, which register percentage change from previous month. Figures for 2015, 2016 and 2017 apply the new methodology announced by DANE as described above.
(2)	Average for each of the years 2011-2014 and, for each indicated month in 2015 and 2016, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República has adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to July 2017, Banco de la República adjusted the discount rate six times from 7.75% to a low of 5.75%. These decreases were made because of a reduction in consumer inflation since September 2016

Foreign Exchange Rates and International Reserves

Exchange Rates

On July 20, 2017, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,010.00=U.S. $1.00, as compared to Ps. 2,931.08=U.S. $1.00 on July 20, 2016. During the 12-month period ended July 20, 2017, the Representative Market Rate reached a high of Ps. 3,187.97=U.S. $1.00 on November 11, 2016 and a low of Ps. 2,837.90=U.S. $1.00 on April 19, 2017.

International Reserves.

Banco de la República’s gross international reserves increased from $32,302.9 million at December 31, 2011 to $37,474.1 million at December 31, 2012. As of December 31, 2013, gross international reserves further increased by $6,165.2 million to $43,639.3 million and by December 31, 2014, gross international reserves were $47,328.1 million. As of December 31, 2015, gross international reserves decreased by $587.7 million to $46,740.4 million. As of December 31, 2016, gross international reserves decreased by $57.6 million to $46,682.8 million. As of June 30, 2017, gross international reserves increased by $559.7 million to $47,242.5 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: low interest rates in the developed economies, a decision to have a more conservative risk profile of the central bank’s portfolio and the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $ 165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. As of February 2015, Banco de la República decided not to continue increasing international reserves and has continued that policy thus far through 2016.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of December 2016, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías,” or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of November 30, 2016, royalties totaled an aggregate amount of Ps. 39.7 trillion since inception and, as of April 30, 2017, transfers in dollars into the Savings and Stabilization Fund since inception were $3.6 billion.

Public Sector Finance

General

In 2016, the Central Government deficit was 4.0% of GDP compared to a deficit of 3.0% of GDP in 2015. The Central Government deficit for 2016 was Ps. 34,925 billion, an increase of 43.9% from the Ps. 24,269 billion deficit registered in 2015. Central Government revenues decreased by 0.74%, from Ps. 129,321 billion in 2015 to Ps. 128,367 billion in 2016, while Central Government expenditures increased by 5.6%, from Ps. 152,784 billion in 2015 to Ps. 161,401 billion in 2016. The increase in expenditures was primarily due to increases in operating and interest expenditures.

On June 14, 2017, the Government released the Medium Term Fiscal Plan 2017, which estimates a Central Government deficit in 2017 of 3.6% of GDP. However, no assurance can be given concerning actual results for 2017 and periods beyond.

The following table shows the principal assumptions as of July 28, 2017:

Principal 2017 Assumptions

2017 Assumptions
Gross Domestic Product
Real GDP	Ps.552,508,500
Real Devaluation(2)	0.3%
Domestic Inflation (consumer price index)	4.1%
External Inflation(3)	2.3%
Real Devaluation at End of Period	(4.0)%
Export Prices
Coffee (ex-dock) ($/lb)(4)	1.6
Oil ($/barrel)(5)	42
Coal($/ton)(6)	73
Gold($/Troy oz.)(4)	907

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in July 2017.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of April 2017.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market. Projections include an average price of Brent oil of $51 per barrel.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of July 28, 2017. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Privatization of Isagen

On January 13, 2016, the Government auctioned 100% of its ownership of interest in Isagen (57.61% of its total outstanding shares). The shares were purchased by Brookfield Asset Management as the winning bidder in an auction process. The share price was Ps. 4,130, representing a total purchase price of Ps. 6.49 billion. The proceeds of the sale will be used to finance a portion of the 4G roadway projects.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, IMF Board reaffirmed Colombia’s continued qualification to access US$ 11.4 billion under the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 34.2% in 2011, 32.7% in 2012, 34.7% in 2013, 38.4% in 2014, and 42.1% in 2015. For the year ended December 31, 2016, the ratio of total net non-financial public sector debt to GDP increased to 43.3%, mainly due to the increase in the amount of debt of the Central Government. As of June 2017, the ratio of total net non-financial public sector debt was 42.5%.

Public Sector Internal Debt

As of December 31, 2016, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 222.0 trillion, compared to Ps. 223.7 trillion as of December 31, 2015. The following table shows the direct internal funded debt of the Central Government as of June 30, 2017 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At June 30, 2017
Treasury Bonds	Ps. 234,500,706
Treasury Bonds (short term)	8,319,998
Pension Bonds	9,612,164
Peace Bonds	2,519
Constant Value Bonds	1,583,039
Others(1)	331,891
Security Bonds	71
Treasury notes	7,413,395
Total	Ps. 261,763,783

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 56.7 billion as of July 26, 2017.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of June 30, 2016	As of June 30, 2017
Central Government	U.S $ 43,259	U.S. $45,771
Public Entities(2)
Guaranteed	1,695	1,867
Non-Guaranteed	23,014	21,547

Total External Funded Debt	U.S. $67,968	U.S. $69,184

(1)	Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2015 and December 31, 2016, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of June 30, 2016		As of June 30, 2017
	(in millions of U.S. dollars)
Multilaterals	U.S. $	18,097	U.S. $	19,620
IDB		7,750		8,361
World Bank		8,904		9,418
Others		1,442		1,841
Commercial Banks		6,482		5,240
Export Credit Institutions		2,955		3,009
Bonds		38,866		39,568
Foreign Governments		1,566		1,734
Suppliers		2		2

Total	U.S. $	67,968	U.S. $	69,174

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2015 and December 31, 2016, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28, 2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045. On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

As of May 31, 2015, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $513 million.

On September 21, 2015, Colombia issued U.S $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 in a reopening of the 5.000% Senior Notes due 2045.